SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

ReachLocal, Inc.

(Name of Issuer)

Common Stock, Par Value $0.00001 Per Share

(Title of Class of Securities)

75525F104

(CUSIP Number)

Barbara W. Wall

Senior Vice President and Chief Legal Officer

Gannett Co., Inc.

7950 Jones Branch Drive

McLean, Virginia 22107

Tel: (703) 854-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Katherine D. Ashley, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, N.W.

Washington, District of Columbia 20005

(202) 371 - 7000

June 27, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 75525F104

1.	Names of Reporting Persons: Gannett Co., Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 12,035,705(1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,035,705(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 39.99%(2)

14.	Type of Reporting Person CO

(1)

Pursuant to the Support Agreement (described below), Gannett Co., Inc. may be deemed to have beneficial ownership of 12,035,705 shares of common stock, par value $0.00001 per share, of ReachLocal, Inc. issued and outstanding as of June 20, 2016 as set forth in the Merger Agreement (described in Item 3 below). Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Gannett Co., Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	Based on 30,096,787 shares of ReachLocal, Inc. common stock outstanding as of June 20, 2016 as set forth in the Merger Agreement (as defined below).

CUSIP No. 75525F104

1.	Names of Reporting Persons: Raptor Merger Sub, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 12,035,705(1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,035,705(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row 11 39.99%(2)

14.	Type of Reporting Person CO

(1)

Pursuant to the Support Agreement (as described below), Gannett Co., Inc. may be deemed to have beneficial ownership of 12,035,705 shares of common stock, par value $0.00001 per share, of ReachLocal, Inc. issued and outstanding as of June 20, 2016 as set forth in the Merger Agreement (as described in Item 3 below). Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Gannett Co., Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	Based on 30,096,787 shares of ReachLocal, Inc. common stock outstanding as of June 20, 2016 as set forth in the Merger Agreement (as defined below), which information is provided by ReachLocal.

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.00001 per share (“Common Stock”), of ReachLocal, Inc., a Delaware corporation (“ReachLocal”). ReachLocal’s principal executive offices are located at 21700 Oxnard Street, Suite 1600, Woodland Hills, California 91367.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly on behalf of Gannett Co., Inc., a Delaware corporation (“Gannett”), and Raptor Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Gannett (“Purchaser”). Gannett and Purchaser are collectively hereinafter referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 3 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are filing this Schedule 13D because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transaction described in Item 4 below. The Reporting Persons expressly disclaim that they have agreed to act as a group except as described herein.

The principal executive office of each of Gannett and Purchaser is located at 7950 Jones Branch Drive, McLean, Virginia 22107, and the telephone number of each is (703) 854-6000.

Gannett is a leading international, multi-platform news and information company that delivers high-quality, trusted content where and when consumers want to engage with it on virtually any device or platform.  Purchaser was recently formed for the purpose of acquiring all of the issued and outstanding shares of Common Stock of ReachLocal (the “Shares”) and consummating the transactions contemplated by the Merger Agreement (defined in Item 4 below). To date, Purchaser has engaged and is expected to engage in no other activities other than those incidental to the Offer (defined in Item 4 below), the Merger (defined in Item 4 below) and the Merger Agreement.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Gannett and Purchaser are set forth on Schedule A hereto and incorporated herein by reference.

During the last five years, none of the Reporting Persons, and to the best knowledge of each of the Reporting Persons, none of the persons named on Schedule A has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Support Agreement described in Item 4 below (the terms of which are hereby incorporated by reference) was entered into among Gannett, Purchaser and certain shareholders of ReachLocal affiliated with VantagePoint Capital Partners and RMV V, L.L.C. (together, the “Supporting Shareholders”). Neither Reporting Person paid any amount to the Supporting Shareholders in connection with the execution and delivery of the Support Agreement and as a result no funds were used for such purpose.

The total amount of funds required by Gannett to consummate the Offer (as defined below) described in Item 4 below (the terms of which are hereby incorporated by reference) and purchase all outstanding Shares in the Offer and to provide funding in connection with the Merger is approximately $151 million, plus related fees and expenses. Gannett has access to, and will provide Purchaser with, sufficient funds to purchase all Shares validly tendered in the Offer and to fund Purchaser’s acquisition of the remaining Shares in the Merger.

Item 4.	Purpose of Transaction.

Gannett and Purchaser entered into an Agreement and Plan of Merger, dated as of June 27, 2016 (the “Merger Agreement”), with ReachLocal. Pursuant to the Merger Agreement, upon the terms and subject to the conditions set forth therein, Purchaser has agreed to commence a tender offer (the “Offer”) no later than July 11, 2016 to acquire all outstanding Shares of ReachLocal at a purchase price of $4.60 per share (the “Offer Price”) in cash, without interest, less any required withholding taxes. The Offer is subject to customary conditions. The Merger

Agreement further provides that, upon the terms and subject to the conditions set forth therein, following successful completion of the Offer, Purchaser will merge with and into ReachLocal, with ReachLocal continuing as the surviving corporation and as a wholly-owned subsidiary of Gannett (the “Merger”). The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, with no shareholder vote being required to consummate the Merger. In the Merger, each outstanding Share of ReachLocal (other than Shares held by Gannett, Purchaser, ReachLocal, or shareholders who have validly exercised their appraisal rights under Delaware law) will be cancelled and automatically converted into the right to receive cash in an amount equal to the Offer Price, subject to any required withholding of taxes and without interest. Each outstanding stock option to purchase ReachLocal Shares will be cancelled and each former holder of any such cancelled option will be entitled to receive a payment in cash of an amount equal to the excess of the Offer Price over the exercise price of the ReachLocal stock option. Any ReachLocal stock option with an exercise price per share in excess of the Offer Price will be canceled without payment therefor.

Concurrently with the execution and delivery of the Merger Agreement, Gannett and Purchaser entered into a Tender and Support Agreement (the “Support Agreement”) with the Supporting Shareholders, pursuant to which the Supporting Shareholders have agreed, solely in their capacities as shareholders of ReachLocal, to tender into the Offer ReachLocal Shares (not to exceed in the aggregate 39.99% of ReachLocal’s outstanding voting securities) now held or hereafter acquired by the Supporting Shareholders and otherwise support the transactions contemplated by the Merger Agreement, including by voting such Shares for matters necessary to consummate the transactions and against matters that could materially delay or interfere with the transactions. As of June 20, 2016, the Supporting Shareholders beneficially owned, in the aggregate, 15,110,916  Shares of ReachLocal. The Support Agreement only applies to 12,035,705 Shares of all outstanding Shares as of June 20, 2016 (or approximately 39.99% of all outstanding Shares as of June 20, 2016). The Support Agreement will terminate upon certain events, including any termination of the Merger Agreement in accordance with its terms. In such case, any Shares tendered by the Supporting Shareholders would be returned. In addition, upon a change of recommendation by the board of directors of ReachLocal certain of the Supporting Shareholders’ obligations and rights under the Support Agreement will not apply and will be suspended for so long as such change of recommendation by the board of directors of ReachLocal remains in effect. If the board of directors of ReachLocal withdraws such change of recommendation and renews its recommendation with respect to the Offer, such suspended obligations and rights of the Supporting Shareholders will remain in full force and effect.

After the consummation of the Offer, Purchaser intends to consummate the Merger as promptly as practicable. At the effective time of the Merger, (i) the certificate of incorporation of the surviving corporation will be amended and restated in its entirety to be in the form of Purchaser’s certificate of incorporation (except with respect to name); (ii) the by-laws of the surviving corporation will be amended and restated to be in the form of Purchaser’s by-laws (except with respect to name); and (iii) except as otherwise determined by Gannett (a) the directors of Purchaser immediately prior to the effective time of the Merger will be the initial directors of the surviving corporation and (b) the officers of ReachLocal immediately prior to the effective time of the Merger will be the initial officers of the surviving corporation.

The foregoing descriptions of the Merger Agreement and the Support Agreement are qualified in their entirety by reference to the full terms of the Merger Agreement and the Support Agreement, which are filed as Exhibits 1 and 2 and are incorporated herein by reference.

Following the Merger, ReachLocal Shares will no longer be traded on NASDAQ, there will be no public market for the ReachLocal Shares and registration of ReachLocal Shares under the Exchange Act will be terminated.

The purpose of the Support Agreement is to facilitate the acquisition of ReachLocal Shares in the Offer and the consummation of the Merger. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, ReachLocal.

Item 3 is incorporated by reference into this Item 4.

Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

This document does not constitute an offer to buy or a solicitation of an offer to sell any securities. Gannett has not yet commenced the Offer for the Shares of ReachLocal at this time. Upon commencement of the Offer, Gannett and Purchaser will file with the U.S. Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO and related exhibits (including the offer to purchase, the letter of transmittal and other related documents), and ReachLocal will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer. Any definitive tender offer documents will be mailed to the shareholders of ReachLocal. Investors and security holders of ReachLocal are strongly urged to read these and other documents filed with the SEC carefully in their entirety when they become available because they will contain important information about the proposed transaction. Once filed, investors and security holders will be able to obtain free copies of these documents and other documents filed with the SEC by Gannett through the website maintained by the SEC at http://www.sec.gov, and from the information agent named in the tender offer materials.

Item 5.	Interest in Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 4 is incorporated herein by reference.

(a)—(b) As a result of the Support Agreement, Gannett and Purchaser may be deemed to have the power to cause up to 12,035,705 ReachLocal Shares (or approximately 39.99% of all outstanding Shares as of June 20, 2016) to support the Offer and the Merger, and thus, each Reporting Person may be deemed to be the beneficial owner of those Shares. This calculation is based on 30,096,787 Shares outstanding as of June 20, 2016 as set forth in the Merger Agreement, which information was provided by ReachLocal.

The Reporting Persons (i) are not entitled to any rights as a shareholder of ReachLocal as to the Shares covered by the Support Agreement, except as otherwise expressly provided in the Support Agreement and (ii) disclaim all beneficial ownership of such Shares.

Except as set forth in this Item 5, neither of the Reporting Persons and, to the best knowledge of such Reporting Persons, no person named in Schedule A hereto, beneficially owns any ReachLocal Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that either Reporting Person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)  Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, neither Reporting Person nor any other person listed in Schedule A hereto has effected any transaction in the Shares during the past 60 days.

(d)  To the best knowledge of the Reporting Persons, no other person has the right to receive dividends from, or the proceeds from the sale of, the Shares referred to in this Item 5.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference. Except for the agreements described in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule A hereto, or between such persons and any other person, with respect to any securities of ReachLocal, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name

1.

Agreement and Plan of Merger, dated as of June 27, 2016, by and among Gannett Co., Inc., Raptor Merger Sub, Inc., and ReachLocal, Inc. (incorporated by reference to Exhibit 2.1 to Gannett’s Form 8-K filed with the SEC on June 27, 2016)

2.

Tender and Support Agreement, dated as of June 27, 2016, by and among Gannett Co., Inc., Raptor Merger Sub, Inc. and each of the shareholders named therein (incorporated by reference to Exhibit 2.2 to Gannett’s Form 8-K filed with the SEC on June 27, 2016)

3.	Joint Filing Agreement, dated as of July 1, 2016, by and between Gannett Co., Inc. and Raptor Merger Sub, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2016

GANNETT CO., INC.
By:	/s/ Barbara W. Wall
Name:	Barbara W. Wall
Title:	Senior Vice President and Chief Legal Officer

RAPTOR MERGER SUB, INC.
By:	/s/ Barbara W. Wall
Name:	Barbara W. Wall
Title:	Vice President

SCHEDULE A

Gannett Co., Inc.

The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of Gannett are set forth below. If no business address is given, the director’s or executive officer’s business address is 7950 Jones Branch Drive, McLean, Virginia 22107. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Gannett.

Directors

Name	Principal Occupation Including Name and Address of Employer	Citizenship

John Jeffry Louis	Chairman of the Board of Gannett Co., Inc.; Co-founder and former Chairman of Parson Capital Corporation	U.S.A.

John E. Cody	Former Executive Vice President and Chief Operating Officer of Broadcast Music, Inc.	U.S.A.

Stephen W. Coll	Dean of the Graduate School of Journalism for Columbia University in New York	U.S.A.

Robert J. Dickey	President and Chief Executive Officer of Gannett Co., Inc.	U.S.A.

Donald E. Felsinger	Former Executive Chairman of Sempra Energy	U.S.A.

Lila Ibrahim	Chief Operations Officer of Coursera	U.S.A.

Lawrence S. Kramer	Chairman and interim CEO and President of TheStreet, Inc.; Former President and Publisher of USA TODAY	U.S.A.

Tony A. Prophet	Corporate Vice President, Education Marketing of Microsoft Corporation	U.S.A.

Debra A. Sandler	Founder of La Grenade Group, LLC; Former Chief Health and Wellbeing Officer of Mars, Inc.	U.S.A.

Chloe R. Sladden	Co-founder and principal of #angels; former Vice President, Media of Twitter, Inc.	U.S.A.

Executive Officers (Who Are Not Directors)

Name	Principal Occupation Including Name and Address of Employer	Citizenship

Daniel Bernard	Senior Vice President and Chief Product Officer	U.S.A.

Alison K. Engel	Senior Vice President, Chief Financial Officer and Treasurer	U.S.A.

David Harmon	Chief People Officer	U.S.A.

Jamshid Khazenie	Chief Technology Officer	U.S.A.

Joanne Lipman	Senior Vice President and Chief Content Officer	U.S.A.

Maribel Perez Wadsworth	Senior Vice President and Chief Strategy Officer	U.S.A.

Henry Faure Walker	Chief Executive Officer of Newsquest Media Group	U.K.

Barbara Wall	Senior Vice President and Chief Legal Officer	U.S.A.

Andy Yost	Chief Marketing Officer	U.S.A.

John Zidich	President/U.S. Domestic Publishing	U.S.A.

SCHEDULE A

Raptor Merger Sub, Inc.

The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of Purchaser are set forth below. If no business address is given, the director’s or executive officer’s business address is 7950 Jones Branch Drive, McLean, Virginia 22107. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Gannett.

Directors

Name	Principal Occupation Including Name and Address of Employer	Citizenship

Robert J. Dickey	President and Chief Executive Officer of Gannett Co., Inc.	U.S.A.

John M. Zidich	President of Domestic Publishing	U.S.A.

Executive Officers

Name	Principal Occupation Including Name and Address of Employer	Citizenship

Robert J. Dickey	President	U.S.A.

Barbara W. Wall	Vice President	U.S.A.

Minakshi Sundaram	Treasurer	U.S.A.

Walter Nagel	Assistant Treasurer	U.S.A.

Elizabeth A. Allen	Secretary	U.S.A.